October 30, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
H. Christopher Owings
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	The Great Atlantic & Pacific Tea Company, Inc. Preliminary Proxy Statement on Schedule 14A Filed on September 1, 2009 File No. 001-04141
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2009 to Eric Claus, the former Chief Executive Officer of The Great Atlantic & Pacific Tea Company, Inc. (the “Company”), with respect to the above-referenced preliminary proxy statement (the “Preliminary Proxy Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.
Where indicated below, requested changes have been included in Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which is being filed simultaneously with this response.
For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the Amended Preliminary Proxy Statement unless otherwise noted. Capitalized terms used but not defined herein have the same meaning given to such terms in the Amended Preliminary Proxy Statement.

H. Christopher Owings
October 30, 2009

Proposal 1 — Approval of the Issuance of Common Stock Upon Conversion of .... Page 9
1.	Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any holder, any affiliate of a holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock.
     The Company notes the staff’s comment and has inserted the following disclosure in the Amended Preliminary Proxy Statement (please see page 20 of the Amended Preliminary Proxy Statement):
     In connection with the sale of the Convertible Preferred Stock, the Company has made certain payments, as set forth below:

Amount
Total gross proceeds	$175,000,000

Payments to holders of Convertible Preferred Stock and their affiliates and related persons:
Placement fee to Emil Capital Partners, LLC (1)	$1,500,000
Transaction advisory fee to Emil Capital Partners, LLC (1)	1,000,000
Reimbursement of expenses to Emil Capital Partners, LLC (2)	2,060,356
Placement fee to Yucaipa or its affiliates (3)	2,625,000
Reimbursement of expenses to Yucaipa or its affiliates (4)	1,385,000

Total of such payments	$8,570,356

Offering proceeds net of such payments	$166,429,644

H. Christopher Owings
October 30, 2009

(1)	In connection with the sale of the Convertible Preferred Stock to Tengelmann, Emil Capital Partners, LLC, an entity in which the Company’s Executive Chairman has a substantial interest and of which Andreas Guldin is Chief Executive Officer, received a placement fee of $1,500,000 and a transaction fee of $1,000,000. Emil Capital Partners, LLC is a direct, wholly-owned subsidiary of Tengelmann and is a U.S. based entity, which administers, structures and executes all investments of Tengelmann in North America.

(2)	The Company agreed to reimburse Emil Capital Partners, LLC for all reasonable third party expenses (which consisted primarily of legal fees and expenses) incurred by the Tengelmann Partners, Tengelmann or Emil Capital Partners, LLC in connection with the sale of the Convertible Preferred Stock. Tengelmann will also be reimbursed for all reasonable legal fees incurred in connection with this proxy statement.

(3)	In connection with the sale of the Convertible Preferred Stock to Yucaipa, Yucaipa’s investor representative received a placement fee of $2,625,000.

(4)	The Company agreed to reimburse Yucaipa’s investor representative for up to $1,250,000 of reasonable transaction-related expenses of accountants and counsel and for $135,000 of expenses related to Yucaipa’s filing pursuant to the Hart-Scott-Rodino Act. Yucaipa will also be reimbursed up to $50,000 for all reasonable legal fees incurred in connection with this proxy statement.
The Company would like to inform the Staff that, at the time of the transaction, neither Yucaipa nor Yucaipa’s investor representative was a related party of the Company. The negotiation of the $2.625 million placement fee paid to Yucaipa was an arms-length transaction and the amount of the fee was based on Yucaipa’s initial investment commitment with respect to the sale of the convertible preferred stock.
While Emil Capital Partners, LLC was a related party of the Company at the time of the transaction, the $1.5 million placement fee paid to Emil Capital Partners, LLC was similarly based on Tengelmann’s initial investment commitment, was arrived at using the same formula applied to arrive at the placement fee payable to Yucaipa’s investor representative and was proportionally comparable to the placement fee paid to Yucaipa’s investor representative. As such, the Company believes the payment of the placement fee to Emil Capital Partners, LLC to have been arms-length and on terms and conditions no less favorable to the Company than was available with Yucaipa’s investor representative,

H. Christopher Owings
October 30, 2009

an unrelated third party. In addition, Emil Capital Partners, LLC was involved in the structuring of the transaction and in discussions with Yucaipa about its investment, for which it received a transaction fee in the amount of $1.0 million. The Company believes that the transaction between Emil Capital Partners, LLC and the Company, whereby the Company made the payment of a $1.0 million transaction fee to Emil Capital Partners, LLC, was also an arms-length transaction on terms and conditions no less favorable to the Company than would have been available with an unrelated third party. Further, the Company would like to note for the Staff that the Company’s board of directors authorized and approved the fees paid to Emil Capital Partners, LLC.
2.	Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:
•	the total possible profit the holders could realize as a result of the conversion discount for securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible preferred stock (assuming complete conversion of the convertible preferred stock, including the maximum number convertible preferred stock available for issuance as dividends);

H. Christopher Owings
October 30, 2009

•	the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•	the total possible shares the holders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the holders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.
If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure, as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
     The Company notes the Staff’s comments and respectfully submits that there was no conversion discount for the securities underlying the Convertible Preferred Stock. The Convertible Preferred Stock is convertible into shares of the Company’s common stock, $1.00 par value per share (“Common Stock”). The closing price of the Common Stock on July 22, 2009, the date immediately prior to the execution of the Investment Agreements and the public announcement of the sale of the Convertible Preferred Stock, was $4.65. This compares to an initial conversion price of $5.00 per share for the Convertible Preferred Stock (calculated by dividing the $1,000 per share liquidation value of the Convertible Preferred Stock by the 200 shares of Common Stock into which each share of Convertible Preferred Stock initially may be converted). Consequently, it is the Company’s position that there was no conversion discount for the securities underlying the Convertible Preferred Stock.

H. Christopher Owings
October 30, 2009

     The Company, as requested, has disclosed in the Amended Preliminary Proxy Statement (i) the number of shares of Common Stock issuable upon conversion of the currently outstanding Convertible Preferred Stock assuming that all dividends are paid in cash and (ii) assuming that all dividends paid on the Convertible Preferred Stock will be in the form of additional shares of Convertible Preferred Stock at a dividend rate of 9.5% per annum during the seven year period prior to mandatory redemption, the maximum number of additional shares of Common Stock issuable upon conversion of the Convertible Preferred Stock issuable as paid in kind dividends. Please see page 11 of the Amended Preliminary Proxy Statement.
     The Company believes that the adjustments to the conversion price of the Convertible Preferred Stock are described in sufficient detail in the Preliminary Proxy Statement. Please see page 24 of the Amended Preliminary Proxy Statement.
3.	Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

H. Christopher Owings
October 30, 2009

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
     The Company has advised us that there are no issued and outstanding convertible securities of the Company, including warrants, options or notes, that were issued with conversion discounts. As discussed above in the response to the Staff’s comment 2, it is the Company’s position that there is no conversion discount where the closing price of the Common Stock on the trading day immediately prior to the public announcement of or execution of the agreements pertaining to the sale or issuance of the convertible security (whichever was earlier) was less than the initial conversion price of such convertible security.
4.	Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment one;

•	the resulting net proceeds to the issuer; and

H. Christopher Owings
October 30, 2009

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that were disclosed in response to comments one and two above.
Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure — as a percentage — of the total amount of all possible payments (as disclosed in response to comment one) and the total possible discount to the market price of the shares underlying the convertible preferred stock (as disclosed in response to comment two) divided by the net proceeds to the issuer from the sale of the convertible preferred stock.
     Please see the response to the Staff’s comment 1 for tabular disclosure of the gross proceeds paid to the Company in the Convertible Preferred Stock transaction, a list of such payments in connection with such transaction and the offering proceeds to the Company net of such payments. Please see the response to the Staff’s comment 2 regarding the Company’s position that there was no conversion discount for the securities underlying the Convertible Preferred Stock.
5.	We note your statement in the third paragraph on page nine that the terms of the convertible preferred stock are only briefly summarized in this proxy statement, and stockholders wishing for further information should refer to the full description contained in your current report on Form 8-K filed on July 24, 2009. Please remove this statement and, instead, provide the full description of the convertible preferred stock that is contained in your current report in this proxy statement or tell us why it is not appropriate for you to do so.
     To address the Staff’s comment, the Company has revised the statement as follows (please see page 9 of the Amended Preliminary Proxy Statement):
     A summary of the material terms and provisions of the Convertible Preferred Stock, as contained in the Articles Supplementary of 8% Cumulative Convertible Preferred Stock may be found in this proxy statement under the heading “Description of the Company’s Capital Stock — Convertible Preferred Stock.” While we believe this summary covers the material terms and provisions of the Articles Supplementary, we encourage you to read the Articles Supplementary, which was included as Exhibit 4.1 to the Current Report on

H. Christopher Owings
October 30, 2009

Form 8-K filed by the Company on August 5, 2009. For more information about accessing this report and the other information we file with the SEC, please see “Where You Can Find More Information” below.
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In addition, the Company confirms that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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For your convenience, we have provided you on a supplemental basis with (i) four copies of the Amended Preliminary Proxy Statement and (ii) four blacklined copies of the Amended Preliminary Proxy Statement reflecting the changes made to the Preliminary Proxy Statement, and with each comment hand-marked next to the relevant revised language.
Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-7485.

Sincerely,
/s/ Kassia E. Miller
Kassia E. Miller

cc:	Christopher W. McGarry, Esq. Patrick J. Dooley, Esq.